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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 CORPORATE UNITS
                         (Title of Class of Securities)
                                   873168 50 4
                      (CUSIP Number of Class of Securities)

                                  INCOME PRIDES
                         (Title of Class of Securities)
                                   873168 88 4
                      (CUSIP Number of Class of Securities)

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       ERIC H. PETERSON, Esq.                      ROBERT J. REGER, JR., Esq.
    Executive Vice President and                    Thelen Reid & Priest LLP
          General Counsel                               875 Third Avenue
             TXU Corp.                              New York, New York 10022
         1601 Bryan Street                               (212) 603-2000
        Dallas, Texas 75201
          (214) 812-4600

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $1,054,482,139.80 Amount of Filing Fee(2): $133,602.89

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(1)  Calculated solely for purposes of determining the amount of the filing fee.
     Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that 11,433,285 outstanding Corporate Units are being purchased at the maximum purchase price of $52.28 per Corporate Unit and 8,700,000 outstanding Income PRIDES are being purchased at the maximum purchase price of $52.50 per Income PRIDES.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:    $133,602.89
          Form or Registration No.:  SC TO-I
          Date Filed:                September 15, 2004
          Filing Party:              TXU Corp.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

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                    INTRODUCTORY STATEMENT TO AMENDMENT NO. 3

     TXU Corp. hereby amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on September 15, 2004 and amended by Amendment No. 1 to the Schedule TO, filed on September 15, 2004, and Amendment No. 2 to Schedule TO, dated October 12, 2004, with respect to the offer by TXU Corp. to purchase (i) up to 11,433,285 of its outstanding Equity Units in the form of Corporate Units ("Corporate Units"), which represent 99.13% of its outstanding Corporate Units, and (ii) up to 8,700,000 of its outstanding FELINE PRIDES in the form of Income PRIDES ("Income PRIDES"), which represent 98.86% of its outstanding Income PRIDES, on the terms and conditions set forth in the Offer to Purchase, dated September 15, 2004, and the related letter of transmittal.

     This Amendment No. 3 to Schedule TO is the final amendment to the Schedule TO.

ITEM 4 (TERMS OF TRANSACTION), ITEM 7 (SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION), ITEM 8 (INTEREST IN SECURITIES OF THE SUBJECT COMPANY) AND
ITEM 11 (ADDITIONAL INFORMATION) ARE HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING:

     Each of the offers expired at midnight, New York City time, on Wednesday, October 13, 2004 (the "Expiration Date"). On October 14, 2004, the Company announced the acceptance for purchase of all outstanding Corporate Units and Income PRIDES that were validly tendered and not withdrawn as of the Expiration Date. Based on final information provided to the Company by The Bank of New York, the depositary for the offers, 7,485,592 Corporate Units, approximately 64.9% of the issued and outstanding Corporate Units, and 5,117,962 Income PRIDES, approximately 58.2% of the issued and outstanding Income PRIDES, were validly tendered and accepted for purchase in the offers. The consideration for the accepted Corporate Units and Income PRIDES will be delivered promptly to tendering holders by the depositary.

     The full text of the Company's press release, dated October 14, 2004, announcing the expiration and results of the tender offers, is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.


ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following:

1016(a)(1)(H)   Press Release of TXU Corp., dated October 14, 2004, announcing expiration and results of tender offers.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004

                                      TXU CORP.

                                      By: /s/ Anthony Horton
                                          ------------------
                                      Name:  Anthony Horton
                                      Title: Senior Vice President and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------    -----------------------------------------------------------------

  *(a)(1)      Offer to Purchase, dated September 15, 2004.

  *(a)(2)      Letter of Transmittal.

  *(a)(3)      Form of Letter to Broker-Dealers.

  *(a)(4)      Form of Letter to Clients.

  *(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 **(a)(6)      Press Release of TXU Corp., dated September 15, 2004.

***(a)(7)      Press Release of TXU Corp., dated October 11, 2004.

   (a)(8)      Press Release of TXU Corp., dated October 14, 2004.

   (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in
               Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp.'s Current Report on Form 8-K filed with the SEC on July 1, 2004.

   (d)(1) Indenture (For Unsecured Debt Securities Series M) dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(a) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

   (d)(2) Officer's Certificate establishing the terms of Series M Senior Notes which are a component of the Income PRIDES, including the Form of the Series M Senior Note, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

   (d)(3) Purchase Contract Agreement, dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee with respect to TXU Corp.'s issuance of Income PRIDES, including Form of Corporate Units Certificate and Form of Treasury Units Certificate, incorporated herein by reference to
               Exhibit 4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

   (d)(4) Pledge Agreement, dated as of June 1, 2002, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units, and incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

  *(d)(5) Remarketing Agreement, dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

   (d)(6) Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

   (d)(7) Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior Notes, including the Form of Series K Senior Notes and Series L Senior Notes, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

   (d)(8) Purchase Contract Agreement, dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee, with respect to TXU's issuance of Equity Units, includes Forms of Corporate Units Certificate and Treasury Units Certificate, incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

   (d)(9) Pledge Agreement, dated as of October 1, 2001, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent, incorporated herein by reference to Exhibit 4(e) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

  *(d)(10) Remarketing Agreement, dated as of October 16, 2001, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as remarketing agents in connection with the Series K Senior Notes and Series L Senior Notes.

  *(d)(11) Supplemental Remarketing Agreement, dated August 11, 2004, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.


*Previously filed on Schedule TO, dated September 15, 2004.
**Previously filed on Amendment No. 1 to Schedule TO, dated September 15, 2004. ***Previously filed on Amendment No. 2 to Schedule TO, dated October 12, 2004.